HELIX BIOPHARMA COMPLETES DEFINITIVE GLP
TOXICOLOGY STUDIES WITH L-DOS47 AND IS MAKING
FINAL PREPARATIONS FOR ITS PLANNED PHASE I/II CLINICAL
STUDY IND/CTA SUBMISSIONS

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”) today announced that it has completed its definitive GLP, rodent and primate, repeat-dose toxicology studies with L-DOS47.   These studies demonstrated a good safety profile in an expanded number of rodent and primate test animals, building upon Helix’s positive findings from its preliminary non-GLP toxicology studies.

The Company plans to conduct a Phase I study in the U.S. in patients with refractory solid tumors and a  Phase I/II, multi-arm safety and preliminary efficacy study in patients with stage III/IV non-small cell lung cancer in Poland.  It intends to use the findings from its GLP toxicology studies to complete the necessary protocol designs and other supportive documentation, as final steps in preparing its U.S. Phase I IND and its Polish Phase I/II CTA dossiers.  As a result of some delays in completing its GLP toxicology studies, Helix now expects these IND/CTA submissions to be made in its second rather than its first quarter of fiscal 2011.

“We are very pleased to reach this important clinic-enabling milestone in our L-DOS47 development program,” said John Docherty, Helix president and COO.  “Having completed these studies, Helix believes it now has a sufficient preclinical pharmacology and toxicology database to support human clinical testing with this important new drug candidate.  Helix is committed to completing these submissions as soon as possible, as it is no longer waiting for any further preclinical study findings before doing so.”

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidates. Helix is listed on the Toronto, NYSE Amex and Frankfurt Stock Exchanges under the symbol “HBP”.  For more information, please visit www.helixbiopharma.com.

For further information contact:

             Robert Flamm, Ph.D.
             Russo Partners, LLC
     Tel: (212) 845-4226
             Email: robert.flamm@russopartnersllc.com
             www.russopartnersllc.com

This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) regarding the intended use by Helix BioPharma Corp. (“Helix” or the “Company”) of GLP toxicology study findings for L-DOS47 and its belief regarding their support for human clinical testing, its plans to conduct clinical trials of L-DOS47, its expected timing of L-DOS47 IND/CTA submissions, and its drug product development, which statements and information can be identified by the use of forward looking terminology such as “plans”, “intends”, “expects”, “believes”,  “committed to” and “developing”.  Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions applied in making forward-looking statements include without limitation, that Helix’s toxicology studies will support human testing, Helix’s receipt of regulatory approvals and necessary funding, the expeditious completion of its IND and CTA dossiers, and the safety and efficacy of Helix’s drug candidates.  Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, the Company’s continuing need for additional capital, which may not be available in a timely manner or at all; uncertainty whether the Company’s drug candidates will be successfully developed and commercialized; the need for further regulatory approvals, which are not assured; the Company’s dependence on performance by third parties; uncertainty whether the Company’s planned clinical trials referred to in this news release will be approved, conducted or achieve expected results; product liability and insurance risks; uncertainties related to research and development, including manufacturing risks; intellectual property risks; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations change, except as required by law.